10029513

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46412

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Asia Pacific Financial Management Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
145 Aspinall Avenue
(No. and Street)

Hagatna	Guam	96910-5156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel L. Webb (671) 472-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Halloran, John A. P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 22635 G.M.F.	Barrigada	Guam	96921
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel L. Webb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asia Pacific Financial Management Group, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESE BENAVENTE PENAFLOR
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: Mar. 05, 2011
145 Aspinall Ave. Hagatna, Guam 96910

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report of Independent Public Accountant on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

John A. Halloran, P.C.
Certified Public Accountant

P.O. Box 22635
GMF, Guam 96921

Telefax: (671) 637-0004
email: jahallorancpa@gmail.com

Report of Independent Certified Public Accountant

To the Stockholders and Board of Directors
of Asia Pacific Financial Management Group, Inc.:

I have audited the accompanying statements of financial condition of Asia Pacific Financial Management Group, Inc. (a Guam Corporation) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Pacific Financial Management Group, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 24, 2010

John A. Halloran, P.C.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Statements of Financial Condition

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash	$ 90,942	12,347
Deposit with clearing organizations	57,830	63,130
Funds held in trading securities accounts	743	543
Receivable from brokers	108,230	82,029
Guam income tax receivable (Note 4)	-	7,147
Prepaid insurance	5,535	4,923
Furnitures, equipment and leasehold improvements, net of accumulated depreciation (Note 3)	7,594	11,300
	$ 270,874	181,419
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	9,334	6,353
Commissions payable:		
Stockholders	43,338	41,491
Other brokers	4,197	4,462
Guam income tax payable (Note 4)	3,250	-
Deferred income tax (Note 4)	381	799
Total liabilities	60,500	53,105
Stockholders' equity:		
Common stock, $1 par value; 800,000 shares authorized; 146,000 shares subscribed and outstanding	146,000	146,000
Stock subscriptions receivable	(120,000)	(120,000)
Additional paid-in capital	12,000	2,000
Retained earnings	172,374	100,314
Total stockholders' equity	210,374	128,314
Lease commitment (Note 5)		
Contingency (Note 6)		
	$ 270,874	181,419

The accompanying notes are an integral part of this statement.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Statements of Income

Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions and fees	$ 619,943	618,501
Account annual fees	14,260	-
Other income	1,774	31,033
Interest income	402	3,380
Total revenues	636,379	652,914
Expenses:		
Commissions	309,757	394,012
Employee salaries & wages, net of reimbursements	87,381	133,472
Other operating expenses	75,095	93,571
Rent and utilities (Note 5)	46,476	61,001
Clearing fees	24,951	22,072
Taxes and licenses	7,409	11,528
Depreciation	3,271	4,275
Total expenses	554,340	719,931
Income (loss) before Guam income tax and and extraordinary item	82,039	(67,017)
Guam income tax (Note 4)	(17,090)	-
Net income (loss) before extraordinary item	64,949	(67,017)
Extraordinary item - utilization of net operating loss carryback/carryforward (Note 4)	7,111	7,726
Net income (loss)	$ 72,060	(59,291)

The accompanying notes are an integral part of this statement.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2009 and 2008

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
Balance at December 31, 2007	26,000	$ 26,000	$ 2,000	$159,605	$187,605
Net loss for the year ended December 31, 2008	-	-	-	(59,291)	(59,291)
Balance at December 31, 2008	26,000	26,000	2,000	100,314	128,314
Stockholders' additional paid-in capital	-	-	10,000	-	10,000
Net income for the year ended December 31, 2009	-	-	-	72,060	72,060
Balance at December 31, 2009	26,000	$ 26,000	$ 12,000	$172,374	$210,374

The accompanying notes are an integral part of this statement.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 72,060	(59,291)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Gain on sale of fixed asset	(65)	-
Depreciation	3,271	4,275
Deferred income tax	(418)	(579)
Change in assets and liabilities:		
Deposit with clearing organization	5,300	3,756
Receivables	(19,054)	37,473
Prepaid insurance	(612)	(141)
Accounts payable and accrued expenses	2,981	(3,441)
Commissions payable	1,582	(18,777)
Guam income tax payable	3,250	(3,331)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	68,295	(40,056)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furnitures, equipment and leasehold improvements	-	(1,519)
Proceeds from sale of fixed asset	500	-
(Increase) decrease in funds held in trading securities accounts	(200)	29,598
NET CASH PROVIDED BY INVESTING ACTIVITIES	300	28,079
CASH FLOWS FROM AND NET CASH PROVIDED BY FINANCING ACTIVITIES - Stockholders' additional paid-in capital	10,000	-
NET INCREASE (DECREASE) IN CASH	78,595	(11,977)
CASH AT BEGINNING OF PERIOD	12,347	24,324
CASH AT END OF PERIOD	$ 90,942	12,347

The accompanying notes are an integral part of this statement.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Notes to Financial Statements

December 31, 2009 and 2008

(1) Nature of Business

Asia Pacific Financial Management Group, Inc. (APFMG) (previously named Asia Pacific Investors Services) was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. APFMG renders investment management and broker-dealer services in mutual funds, corporate stocks and fixed income securities on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. APFMG is exempt from the reserve requirement under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of reporting cash flows, cash includes cash on hand and cash due from banks and brokerage accounts.

Furnitures, Equipment and Leasehold Improvements

Furnitures, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation is provided on furnitures and equipment by the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

(3) Furnitures, Equipment and Leasehold Improvements

Furnitures, equipment and leasehold improvements at December 31, 2009 and 2008 consist of the following:

	2009	2008
Furnitures	$ 9,173	9,173
Equipment	76,300	77,172
Leasehold improvements	11,124	11,124
	96,597	97,469
Less: accumulated depreciation	89,003	86,169
	$ 7,594	11,300

(4) Guam Income Tax

For the year ended December 31, 2008, the Company had elected to carryback its current year net operating loss to tax years 2006 and 2007 as provided by statutory law. For tax purposes, APFMG's net operating loss of $63,158 was offset against taxable income totaling $47,647 resulting in a tax refund of $7,147. At December 31, 2009, the Company had not filed for a tax refund of its 2006 and 2007 Guam income taxes and has elected to carry forward its 2008 net operating loss against its 2009 taxable income. The effect of the carryforward is to eliminate the Guam income tax receivable account of $7,147 and record a Guam income tax payable of $3,250 on taxable income of $21,666 after the net operating loss carryforward of $63,158 and a temporary timing difference of book depreciation in excess of tax depreciation in the amount of $2,785.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The difference relates to depreciable assets (using accelerated depreciation methods for income tax purposes).

APFMG's provision for Guam income tax does not differ from applying the statutory income tax rate to income before income taxes.

During the year ended December 31, 2008, APFMG paid $3,331 in Guam income tax.

(5) Lease Commitment

Effective January 1, 2009, the Company leases its administrative office under a noncancelable operating lease with a term expiring on December 31, 2011 and monthly rent of $2,500. During the year ended December 31, 2009, the lessor temporarily decreased the monthly rent from $2,500 to $2,000 for seven months due to unfavorable economic conditions. The building and related improvements from which APFMG conducts its operations is owned by U.D.P. Corporation, a Guam corporation. Two-thirds of U.D.P. common stock is owned by APFMG's majority stockholder.

Rent expense for the years ended December 31, 2009 and 2008 was $26,500 and $36,000, respectively. Rental payments through the end of the lease term at December 31, 2011 are $60,000.

(6) Contingency

Subsequent to December 31, 2009, the Government of Guam Department of Revenue & Taxation has commenced an audit of the Company's monthly gross receipts tax returns from January 2007 through December 2009. At present, it is not possible to determine the outcome of the audit or the amount of any potential liability as a result thereof.

(7) Net Capital Requirement

APFMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, APFMG had net capital of $96,099, which was $91,099 in excess of its required net capital of $5,000. The Company's net capital ratio was .63 to 1.

SUPPLEMENTARY INFORMATION

Schedule 1

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

NET CAPITAL:	
Total stockholders' equity qualified for net capital	$ 210,374
Deductions:	
Non-allowable assets:	
Clearing accounts	(47,910)
Broker and other receivables	(50,001)
Prepaid insurance	(5,535)
Furnitures, equipment and leasehold improvements	(7,594)
Haircuts on securities from Part IIA	(3,235)
Net Capital	$ 96,099
AGGREGATE INDEBTEDNESS:	
Total liabilities included in statement of financial condition	$ 60,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Net capital required	$ 5,000
Excess net capital at 1500%	$ 91,099
Excess net capital at 1000%	$ 90,049
Ratio: Aggregate indebtedness to net capital	$ .63:1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2009):	
Net capital, as reported in Company's Part IIA FOCUS report and net capital as shown above	$ 96,099

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Schedule II
Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from Rule 153-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

John A. Halloran, P.C.
Certified Public Accountant

P.O. Box 22635 | Telefax: (671) 637-0004
GMF, Guam 96921 | email: jahallorancpa@gmail.com

Report of Independent Certified Public Accountant on Internal Control Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission

To the Stockholders and Board of Directors
of Asia Pacific Financial Management Group, Inc.:

In planning and performing my audit of the financial statements of Asia Pacific Financial Management Group, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and, (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

John A. Halloran, P.C.
Certified Public Accountant

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010

John A. Halloran, P.C.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Report Pursuant to Rule 17a-5(d) of the United States Securities and Exchange Commission and Report of Independent Certified Public Accountant

December 31, 2009 and 2008